

July 14, 2014

Via E-mail
Adir Katzav
Chief Financial Officer
Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, New York 10022

> **Re:** **Eagle Bulk Shipping Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Quarter Ended March 31, 2014**
> **Filed May 15, 2014**
> **File No. 001-33831**

Dear Mr. Katzav:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Selected Financial Data, page 57

1. We note from your disclosure in Selected Financial Data on page 58 that you present the non-GAAP financial measure EBITDA in the "Other Data" section. We also note from your disclosure in footnote (a) that the amount in the table actually represents Credit Agreement EBITDA which includes certain adjustments not within the defined meaning of EBITDA. Please revise your table of selected financial data to refer to this amount as Credit Agreement EBITDA, rather than EBITDA. See Question 103.01 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures. Also, we note your disclosure that this measure is important for your investors as it reflects your ability to pay dividends. Based upon these factors, it appears you use this non-GAAP

financial measure as a liquidity measure, rather than a performance measure. In this regard, we believe that Credit Agreement EBITDA should be reconciled to net cash from operations. Please advise or revise accordingly. Your disclosure on page 75 within MD&A should be similarly revised.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Critical Accounting Policies, page 67

Vessel Lives and Impairment, page 67

2. We note your disclosure that in performing your impairment analysis on vessels, for periods of time where your vessels are not fixed on time charters, you utilize an estimated daily time charter equivalent for your vessels' unfixed days based on the last twenty years of historical average of one to three years time charter. In light of your disclosure that actual equivalent drybulk shipping rates are currently lower than the expected rates, and the fact that you disclose on page 33 that charterhire rates are volatile and have declined significantly since their historic highs, please tell us why you believe rates based upon the last twenty years of historical average for one to three year time charters are appropriate rather than a shorter time period. As part of your response, please provide a sensitivity analysis illustrating how your impairment analysis for your vessels would have been affected if the most recent five year, three year or one year historical average rates had been utilized for purposes of estimating cash flows for unfixed days. Your response should include the significant assumptions used in your analysis, such as discount rate, which are considered highly subjective and the basis relied upon in determining such assumptions. Also, please tell us how the twenty year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.

Results of Operations for the years ended December 31, 2013, 2012 and 2011, page 71

3. Please revise your results of operations section to explain the nature of the $32.5 million gain on time charter agreement termination and the $18.8 million other non-operating expense recognized in the year ended December 31, 2013.

4. We note during 2013 general and administrative expenses decreased $16,038,787 or 50% relative to 2012 and the decrease was primarily attributed to lower compensation expense and professional consultants fees and by an increase in amount of management fees received. It is unclear from current disclosures the contribution each factor had relative to the overall decrease. In this regard, please tell us and revise to your discussion to quantify each factor cited and provide the economic reasons underlying the change for

purposes of providing context and a better understanding of the factors contributing to the year over year change.

Contractual Obligations, page 78

5. We note from your table of contractual obligations that your total obligation for the PIK Loans is $103,239,000. Please explain to us, and revise to disclose why this amount differs from the amount of $44,565,437 presented on the balance sheet as of December 31, 2013 and in Note 6 to the financial statements.

Notes to the Financial Statements

Note 1. General Information, page F-8

6. We note from the table on page F-8 in 2012 and 2011 there was only one charterer that accounted for more than 10% of revenue. However, we note from your disclosure on page 9 of the filing that in 2012, two customers individually accounted for more than 10% of your time and voyage charter revenue, accounting for approximately 26.5% and 11.9 % of your time and voyage charter revenue. Please revise your disclosures to correct the inconsistency.

Korea Line Corporation, page F-9

7. We note your disclosure in the first quarter of 2013 the settlement effectively terminated the charters with KLC. As a result, you released $3.5 million of bunker liabilities and an aggregate $13.7 million balance related to deferred revenue and to the unamortized fair value of charters below and above contract value. You valued the equity received from KLC at $5.9 million and the note receivable at $2.7 million and you recorded revenue associated with the termination of $32.8 million related to amounts previously owed but not recognized and a termination gain of $3.3 million. We also note the present value of the note receivable was significantly less than its face value and the majority of gains recognized in 2013 were attributed the excess in value from the KCL shares received in lieu of cash payment or from early prepayment of such notes receivable. In this regard, please explain to us and disclose how you determined or calculated the value attributed to the equity received and the note receivable in the first quarter of 2013. As part of your response please include the method(s) and relevant assumptions used in your calculation or analysis. Also, please explain why you believe it was appropriate to recognize revenue of $32.8 million for the termination and how you determined the appropriate amount to be recognized.

8. We note your disclosure that due to an amendment to the KLC termination agreement at the end of March 2013, your long-term receivable was reduced by 90%, substituting that portion of the commitment with 538,751 additional shares of KLC to be issued in the second quarter. Please tell us the value of the shares recorded as investments in the

second quarter of 2013 and how the fair value of the additional shares was determined. As part of your response, please provide us with your gain calculation of $32.5 million for the amount recognized in excess of the carrying value of the note receivable.

9. Also, tell us the balance of notes receivable due from KCL remaining as of March 31, June 30, and September 30, 2013. Please explain to us why you believe gain recognition of $3.5 million during the third quarter of 2013 was appropriate in light of the fact that KCL's emergence from bankruptcy and the early prepayment did not occurred until the fourth quarter of 2013 and your accounting policy indicates gains are recognized when settled.

Note 2. Significant Accounting Policies, page F-10

(h) Investments, page F-11

10. We note your disclosure that your investment in the capital stock of KLC is designated as available for sale. Please revise your notes to the financial statements to include all the disclosures set forth by ASC 320-10-50-2 and 320-10-50-3.

Note 3. Vessels, page F-14

11. We note your disclosure that for the years ended December 31, 2013, 2012 and 2011, net revenues included $10,280,559, $4,770,214 and $5,088,268, respectively, as amortization of the below and above market rate charters. It appears that the entire remaining balance of the below market rate time charters liability was included in the gain calculation related to the termination agreement with KLC. In this regard, please explain to us and revise your notes to disclose in greater detail the nature and terms of the deferred revenue and below market rate liability and why it was fully released in 2013 as part of the KLC termination agreement as it is unclear from your current disclosures.

Note 11. Stock Incentive Plan, page F-21

12. We note your disclosure that in June 2012, you granted stock options to certain members of senior management to purchase an aggregate of 1,580,000 of the Company's common shares. The options have an exercise price of $3.34 per share, vest in four equal annual installments beginning on the grant date, and expire between five to ten years from the date of grant. We also note that the fair value of the options granted was estimated using the Black-Scholes option pricing model with assumptions that included a risk free interest rate of 0.75%, and an expected stock price volatility factor of 80%. Please revise to disclose the expected term assumption used in the model and to include a description of the methods used to estimate the expected term and expected volatility assumptions. See FASB ASC 718-10-50-2(f)(2). Also, please revise your notes to include a table which includes the information required to be disclosed by ASC 718-10-50-2(c).

Form 10-Q for the Quarter Ended March 31, 2014

Note 5. Derivative Instruments and Fair Value Measurements, page 13

13. We note from your disclosure in Note 5 that the fair value of the Investments decreased from $13,817,439 at December 31, 2013 to $11,715,793 at March 31, 2014. We also note from your Statements of Comprehensive Income (Loss) that this decrease in value was recorded in other comprehensive income as unrealized loss on investment. In light of the fact that the decreases in value of this investment during 2013 were all determined to be other than temporary and recognized in earnings, please explain to us, and revise to disclose why you believe that this unrealized loss is not other than temporary.   Your response and revised disclosure should include the level of detail required by ASC 320-10-50-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief